UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE13d-2(a)

                                (Amendment No. 1)

                         MONEY CENTERS OF AMERICA, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   60936J 10 1
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                            Christopher M. Wolfington
                       c/o Money Centers of America, Inc.
                       700 South Henderson Road, Suite 325
                            King of Prussia, PA 19406
                                 (610) 354-8888
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2004
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(c), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                   Page 1 of 6
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CUSIP No. 60936J 10 1                  13D                     Page 2 of 6 pages
________________________________________________________________________________


                        1.  NAME OF REPORTING PERSON

                            Christopher M. Wolfington
                        ________________________________________________________
                        2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
                        ________________________________________________________
                        3.  SEC USE ONLY
                        ________________________________________________________
                        4.  SOURCE OF FUNDS

                            00
                        ________________________________________________________
                        5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]
                        ________________________________________________________
                        6.  CITIZENSHIP OR PLACE OR ORGANIZATION

                            United States of America
________________________________________________________________________________
  NUMBER OF SHARES      7.  SOLE VOTING POWER 16,582,831
  BENEFICIALLY OWNED
  BY EACH REPORTING
  PERSON WITH:          ________________________________________________________
                        8.  SHARED VOTING POWER 0
                        ________________________________________________________
                        9.  SOLE DISPOSITIVE POWER 16,582,831
                        ________________________________________________________
                        10. SHARED DISPOSITIVE POWER 3,108,772(1)
________________________________________________________________________________
                        11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON 19,691,603(1)
                        ________________________________________________________
                        12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES                          [_]
                        ________________________________________________________
                        13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            74.1%
                        ________________________________________________________
                        14. TYPE OF REPORTING PERSON IN
                        ________________________________________________________

__________________
(1) Includes shares of Common Stock owned indirectly through the 2003 Grantor Retained Annuity Trust of Christopher M. Wolfington.

CUSIP No. 60936J 10 1                  13D                     Page 3 of 6 pages
________________________________________________________________________________


Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $.001 per share ("Common Stock"), of Money Centers of America, Inc. (the "Issuer"). The principal executive office address of the Issuer is 700 South Henderson Road, Suite 325, King of Prussia, Pennsylvania 19406.


Item 2.  Identity and Background.


         (a) Christopher M. Wolfington is the person filing this report and is hereinafter referred to as the "Reporting Person."

         (b) The Reporting Person has a residential address at 2 South Winds Lane, Malvern, PA 19355.

         (c) The principal occupation of the Reporting Person is Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer.

         (d) During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 15, 2004, the Issuer became the successor to iGames Entertainment, Inc., the former parent company of the Issuer ("iGames"), pursuant to the terms of a Merger Agreement dated as of August 10, 2004 (the "Redomestication Merger Agreement"). Pursuant to the terms of the Redomestication Merger Agreement, each issued and outstanding share of iGames' common stock was converted into one share of the Issuer's Common Stock, each issued and outstanding option to purchase a share of iGames' common stock was converted into an option to purchase one share of Common Stock, each issued and outstanding share of iGames' Series A Convertible Preferred Stock, par value $.001 per share ("Series A Preferred Stock"), was converted into 11.5 shares of the Issuer's Common Stock and certain issued and outstanding warrants to purchase iGames common stock were converted into 1.15 shares of the Issuer's Common Stock. Accordingly, Mr. Wolfington was issued 11,191,581 shares of the Issuer's Common Stock in exchange for his iGames Series A Preferred Stock and was issued 2,754,250 shares of the Issuer's Common Stock in exchange for his warrants to purchase iGames' common stock. In addition, his 2,000 shares of iGames common stock and his 2,635,000 stock options were converted into 2,000 shares of the Issuer's Common Stock and options to purchase 2,635,000 shares of Common Stock. Pursuant to the terms of the Redomestication Merger Agreement, the 2003 Grantor Retained Annuity Trust of Christopher M. Wolfington was issued 3,108,772 shares of the Issuer's Common Stock in exchange for its iGames' Series A Preferred Stock.

CUSIP No. 60936J 10 1                  13D                     Page 4 of 6 pages
________________________________________________________________________________


Item 4.  Purpose of Transaction.

         The purpose of acquiring the Series A Preferred Stock and the Warrants was to effect the merger with iGames. The purpose of the issuance and acquisition of the Stock Options was to provide an incentive for the Reporting Person to enter into an employment agreement with the iGames. The purpose of acquiring the Common Stock was to effect the Redomestication Merger.

         (a) Not applicable.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) See subparagraph (g).

         (f) Not applicable.

         (g) The Reporting Person voted to approve the Redomestication Merger Agreement and caused iGames as the stockholder of the Issuer prior to the Redomestication Merger, to approve the following amendments to Issuer's Certuficate of Incorporation (the "Amendments"):

                  (i) increase of the Issuer's authorized Common Stock from Twelve Million Five Hundred Thousand (12,500,000) shares to One Hundred Fifty Million (150,000,000) shares;

                  (ii) increase of the Issuer's authorized Preferred Stock from Five Million (5,000,000) to Twenty Million (20,000,000); and

                  (iii) addition of a provision that would require any stockholder owning 5% or more of the issued and outstanding capital stock of the Issuer to agree in writing to comply with certain rules and regulations of any gaming authority which has jurisdiction over the Issuer or its subsidiaries and permit the Issuer to redeem such stockholder's shares if such stockholder's ownership of capital stock of the Issuer may result or, when taken together with the holding of shares of capital stock by any other holder of five percent (5%) or more of the issued and outstanding capital stock of the Issuer, may result, in the judgment of the board of directors, in (a) the disapproval, modification, or non-renewal of any contract under which Issuer or its subsidiaries has sole or shared authority to manage any gaming operations, or (b) the loss or non-reinstatement of any license or franchise from any governmental agency held by the Issuer or any of its subsidiaries to conduct any portion of the business of the Issuer or any of its subsidiaries, which license or franchise is conditioned upon some or all of the holders of capital stock meeting certain criteria.

CUSIP No. 60936J 10 1                  13D                     Page 5 of 6 pages
________________________________________________________________________________


         Other than as referred to above, the Reporting Person had no specific plans or proposals that relate to or would result in: (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (2) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (3) any change in the present Board of Directors or management of the Issuer; (4) any material change in the present capitalization or dividend policy of the Issuer; (5) any other material changes in the Issuer's corporate structure or business; (6) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person; (7) a class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or (9) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the direct beneficial owner of 16,582,831 shares of Common Stock, which includes 13,947,831 shares of Common Stock owned directly and 2,635,000 shares of Common Stock issuable upon exercise of Stock Options. The Reporting Person is the indirect beneficial owner of 3,108,772 shares of Common Stock held by the 2003 Grantor Retained Annuity Trust of Christopher M. Wolfington. Consequently, the Reporting Person beneficially owns an aggregate total of 19,691,603 shares of Common Stock, or approximately 74.1% of the Issuer's Common Stock, calculated in accordance with Rule 13d-3.

         (b) The Reporting Person has sole dispositive power and sole voting power over 13,947,831 shares of Common Stock, which includes shares of Common Stock owned directly, and 2,635,000 shares of Common Stock issuable upon exercise of his stock options. The Reporting Person has shared dispositive power with respect to 3,108,772 shares of Common Stock held by the 2003 Grantor Retained Annuity Trust of Christopher M. Wolfington. Matthew A. Taylor, trustee of the 2003 Grantor Retained Annuity Trust of Christopher M. Wolfington, has shared dispositive power with respect to these shares of Common Stock and has sole voting power with respect to these shares of Common Stock.

         (c) The Reporting Person has not effected any transactions in the securities of the Issuer during the past sixty days except as set forth in Items 3 and 4 above.

         (d) No person other than the Reporting Person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned of record by him.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer.

         Not applicable.

Item 7.  Material to Be Filed as Exhibits.

         None.

CUSIP No. 60936J 10 1                  13D                     Page 6 of 6 pages
________________________________________________________________________________


                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        DATE: October 22, 2004


                                        By: /S/ CHRISTOPHER M. WOLFINGTON
                                            -----------------------------
                                            Christopher M. Wolfington